Exhibit 99.2

DRAFT
October 21, 2022

IMV INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR OF
IMV INC.

October 28, 2022

130 Eileen Stubbs Avenue	Tel (902) 492-1819
Suite 19	Fax (902) 492-0888
Dartmouth, Nova Scotia	Web: http://www.imv-inc.com/
B3B 2C4

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting of the shareholders (the “Meeting”) of IMV Inc. (the “Corporation”) will be held in virtual form only at 11:00 a.m. ET, on December 7, 2022, for the purposes of:

1.

consider and, if deemed advisable, approve a special resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated October 28, 2022 (the “Circular”), approving the consolidation of the issued and outstanding common shares of the Corporation (the “Shares”) on the basis of not more than one (1) post-consolidation Share for every 10 pre-consolidation Shares and not less than one (1) post- consolidation Share for every five (5) pre-consolidation Shares (the “Share Consolidation”), such amendment to become effective at a date to be determined by the board of directors of the Corporation (the “Board”) when the Board considers it to be in the best interests of the Corporation to implement such Share Consolidation, but in any event not later than one year after the date on which the special resolution in respect of the Share Consolidation is approved, all as more particularly described in the Circular;

2.	transacting such other business as may properly be brought before the Meeting.

As a prudent and necessary step to ensure the health and safety of our shareholders and employees, IMV has elected to hold the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, at https://meetnow.global/MPJ4XKV. All Shareholders will have an equal opportunity to participate in the online Meeting, regardless of their physical location.

Dartmouth, Nova Scotia, October 28, 2022

By order of the Board of Directors

(s) Brittany Davison
Ms. Brittany Davison
Chief Accounting Officer and Corporate Secretary

IMPORTANT

Registered shareholders and duly appointed proxyholders can participate in the Meeting, vote or submit questions, in real time, so long as they are connected to the internet and meet the conditions set out in the accompanying management information circular. Non-registered owners who have not appointed themselves as proxyholders may attend the Meeting as guests, but guests will not be allowed to vote at the Meeting. If you are unable to attend the Meeting, please complete, date, and sign the form of proxy provided and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.

TABLE OF CONTENTS

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1
Registered Owners	2
Non-Registered Owners	5
GENERAL MATTERS	7
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	7
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	7
BUSINESS TO BE TRANSACTED AT THE MEETING	8
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	12
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	12
MANAGEMENT CONTRACTS	12
ADDITIONAL INFORMATION	12
APPROVAL OF THE CIRCULAR	13
SCHEDULE “A” SHAREHOLDERS’ RESOLUTION	A-1

IMV INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of IMV Inc. (the “Corporation”, “we,” “our” and “us,” as the context requires) (and of voting instructions in the case of non-registered owners of Shares) to be used at the special meeting of shareholders of the Corporation (the “Shareholders”) to be held on December 7, 2022 at 11:00 a.m. ET and at all adjournments, thereof (the “Meeting”). Registered Shareholders (as defined in this Circular) and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MPJ4XKV where they can participate, vote, or submit questions during the meeting’s live webcast. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited in writing or on the phone by our employees. The solicitation of proxies and voting instructions by this Circular is being made by or on behalf of our management. The total cost of the solicitation of proxies will be borne by us.

The notice of meeting and this Circular (collectively, the “Meeting Materials”) are being sent to both registered and non-registered owners of the securities. The Corporation shall send the Meeting Materials directly to the non-objecting beneficial owners of Shares. The Corporation shall send the Meeting Materials indirectly to the objecting beneficial owners of Shares and shall reimburse brokers and other persons holding Shares on their behalf or on behalf of nominees, for reasonable costs incurred in sending the Meeting Materials to the objecting beneficial owners. Accordingly, if you are a non-registered owner, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send the Meeting Materials to you directly, the Corporation (and not the intermediary holding your securities on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

The information contained in this Circular is given as at October 28, 2022, except where otherwise noted.

The Corporation has retained Laurel Hill Advisory Group as its proxy solicitation agent to assist it in communicating with Shareholders in connection with the Meeting. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of $32,000 and will be reimbursed for its reasonable out-of-pocket expenses. If you have any questions regarding the Meeting, or if you require assistance with voting, you may contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in Canada and the United States (“U.S.”)) or 1-416-304-0211 (other countries calls outside North America) or by email at assistance@laurelhill.com.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on December 5, 2022

Questions or Require Voting Assistance?

Contact our proxy solicitation agent, Laurel Hill Advisory Group toll free within North America at 1-877-452-7184 (1-416-304-0211 Outside North America), or by email at assistance@laurelhill.com.

Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://meetnow.global/MPJ4XKV.

Registered Owners

Shareholders whose name appears on the registry of shareholders maintained by Computershare Investor Services Inc. (“Computershare”), the Corporation’s transfer agent (the “Registered Shareholders”) and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the meeting.

  Registered Shareholders - The 15-digit Control Number is located on the form of proxy or in the email notification you received

  Duly appointed proxyholders – Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Owners (as defined in this Circular under the heading “Non-Registered Owners”) who have not appointed themselves as proxyholders to participate and vote at the meeting may attend the Meeting by clicking “Guest” and completing the online form.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the online Meeting. Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their Proxy or Voting Instruction Form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or Voting Instruction Form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)

log onto the internet website of Computershare at www.investorvote.com. Registered shareholders must follow the instructions given on Computershare’s website and refer to the Proxy for the holder’s account number and the proxy access number; or

(b)

complete, date and sign the form of proxy included with the Meeting Materials and return it to Computershare, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1; or

(c)

use a touch-tone phone to transmit voting choices to a toll-free number. Registered shareholders must follow the instructions of the voice response system and refer to the Proxy for the toll-free number, the holder’s account number and the form of proxy access number.

Registered Shareholders must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IMV by December 5, 2022, at 5:00 p.m. ET and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

Participating at the Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 11:00 a.m. ET on December 7, 2022.

  Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invite Code by Computershare (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetnow.global/MPJ4XKV prior to the start of the Meeting to login, click on “Shareholder” and enter your 15-digit control number or Invite Code. Non-Registered Owners who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “Guest” and complete the online form.

  Non-Registered Owners who wish to attend the Meeting will only be able to attend as a guest which allows them to listen to the Meeting however, they will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Owners” for an explanation of why certain Shareholders may not receive a form of proxy.

  Should a Non-Registered Owner wish to vote at the Meeting, or any adjournment(s) or postponement(s) thereof (or have another person attend and vote on behalf of the Non-Registered Owner), the Non-Registered Owner should strike out the names of the persons named in the voting instruction form or form of proxy, as applicable, and insert the Non-Registered Owner’s or such other person’s name in the blank space provided. In either case, Non-Registered Owners should carefully follow the instructions of their intermediary, including those regarding when and where the voting instruction form is to be delivered.

  Registering the proxyholder is an additional step once a Non-Registered Owner has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting. To register a proxyholder, Non-Registered Owners MUST visit https://www.computershare.com/IMV by December 5, 2022 at 5:00 p.m. ET and provide Computershare with their proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email.

  United States Non-Registered holders: To attend and vote at the virtual Meeting, United States Non- Registered holders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting (see details under the heading “Appointment of Proxies”). They must follow the instructions from their broker or bank included with the Meeting Materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, United States Non-Registered holders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

OR

Email at USLegalProxy@computershare.com

  Requests for registration must be labelled as “Legal Proxy” and be received no later than December 5, 2022 by 5:00 p.m. ET. United States Beneficial holders will receive a confirmation of their registration by email after the Corporation receives their registration materials. United States Beneficial holders may attend the Meeting and vote their shares at https://meetnow.global/MPJ4XKV during the Meeting. Please note that United States Non-Registered holders are required to register their appointment at www.computershare.com/IMV.

  If Shareholders are using a 15-digit control number to login to the online Meeting and accept the terms and conditions, they will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If Shareholders have already voted by proxy and vote again during the online ballot during the Meeting, such Shareholders’ online vote during the Meeting will revoke their previously submitted proxies. If Shareholders have already voted by proxy and do not wish to revoke their previously submitted proxy, they must NOT vote again during the online ballot.

  If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Voting at the Meeting

A Registered Shareholder, or a Non-Registered Owner who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code, respectively, provided by Computershare at https://meetnow.global/MPJ4XKV prior to the start of the Meeting. In order to vote, Non-Registered Owners who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/IMV after submitting their voting instruction form in order to receive an Invite Code (please see the information under the heading “Appointment of Proxies” below for details) by December 5, 2022 at 5:00 p.m. ET.

Appointment of Proxies

If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of our management and are directors and officers of the Corporation.

You have the right to appoint someone else to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Corporation. To be valid, proxies must be deposited with the Corporation by using the return envelope provided not later than 5:00 p.m. ET on December 5, 2022 or, if the Meeting is adjourned, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IMV by December 5, 2022, at 5:00 p.m. ET. and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email.

Without an Invite Code, proxyholders will not be able to vote at the online Meeting.

Revocation

If you have submitted a proxy and later wish to revoke it you can do so by:

(a)	completing and signing a form of proxy bearing a later date and depositing it with Computershare Investor Services Inc. as described above;

(b)

depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at our registered office at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4 at any time up to the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting;

(c)

electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received: (i) at our registered office at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) by the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or

(d)	following any other procedure that is permitted by law.

If Shareholders are using a 15-digit control number to login to the online Meeting and accept the terms and conditions, they will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If Shareholders have already voted by proxy and vote again during the online ballot during the Meeting, such Shareholders’ online vote during the Meeting will revoke their previously submitted proxies. If Shareholders have already voted by proxy and do not wish to revoke their previously submitted proxy, they must NOT vote again during the online ballot.

Voting of Proxies

In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy, or any other person you may have appointed, will vote or withhold from voting your Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of any direction, your Shares will be voted by the management representatives IN FAVOUR of the resolution approving the Share Consolidation (as defined below).

The management representatives designated in the form of proxy included with the Meeting Materials have discretionary authority with respect to amendments to or variations of matters identified in the accompanying notice of meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, our management knows of no such amendments, variations or other matters.

Non-Registered Owners

If your Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a “Non-Registered Owner”. There are two kinds of Non-Registered Owners: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.

Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. If you are a Non-Registered Owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the Meeting.

In accordance with Canadian securities law, we have distributed copies of the Meeting Materials to the intermediaries for onward distribution to Non-Registered Owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the Meeting Materials to non-registered owners.

If you are a Non-Registered Owner and have not waived your right to receive Meeting Materials, you will receive either a request for voting instructions or a form of proxy with your Meeting Materials. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive. Additionally, the Corporation may utilize Broadridge’s QuickVoteTM service to assist Non-Registered Owners that are NOBOs with voting their Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Intermediaries are required to forward the Meeting Materials to Non-Registered Owners unless a Non-Registered Owner has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Owners. Generally, Non-Registered Owners who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Owner and returned to the intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the intermediary must follow. Typically, the voting instruction form will consist of a one-page pre- printed form. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Non-Registered Owners and asks Non-Registered Owners to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example) Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed form of proxy accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for this form of proxy to validly constitute a voting instruction form, the Non-Registered Owner must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company; or

(b)

be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Owner but which is otherwise not completed by the intermediary. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Owner when submitting the proxy. In this case, the Non-Registered Owner who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Owners to direct the voting of the Shares they beneficially own. Should a Non-Registered Owner who receives one of the above forms wish to vote at the Meeting, or any adjournment(s) or postponement(s) thereof (or have another person attend and vote on behalf of the Non-Registered Owner), the Non-Registered Owner should strike out the names of the persons named in the voting instruction form or form of proxy, as applicable, and insert the Non-Registered Owner’s or such other person’s name in the blank space provided. In either case, Non-Registered Owners should carefully follow the instructions of their intermediary, including those regarding when and where the voting instruction form is to be delivered.

In all cases, Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IMV, by December 5, 2022 at 5:00 p.m. ET. and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email.

Without an Invite Code, proxyholders will not be able to vote at the online Meeting.

Shareholder Questions

If you have any questions and / or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll- Free Number: 1-877-452-7184

Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

GENERAL MATTERS

References in this Circular to “dollars” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of October 28, 2022, the Corporation had 82,369,960 Shares issued and outstanding, being the only class of securities of the Corporation entitled to be voted at the Meeting. Each holder of Shares of record at the close of business on October 24, 2022, the record date established for notice of the Meeting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.

As at October 28, 2022, to the knowledge of our directors and officers, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting shares of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

If you are a Shareholder and have any questions or require more information with regard to voting your Shares, please contact the Corporation’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free in Canada and the U.S.) or 1-416-304-0211 (other countries) or by email at assistance@laurelhill.com.

Share Consolidation

The Shares are listed under the symbol “IMV” on the Nasdaq Capital Market (“Nasdaq”). For the Shares to continue trading on the Nasdaq, the Corporation must comply with various listing standards, including that the Shares maintain a minimum bid price of US$1.00 per Share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The closing price of the Shares on the Nasdaq on October 27, 2022 was US$0.37 per Share and, over the prior 52 weeks, the closing price of the Shares has ranged from US$1.91 to US$0.29 per Share.

As previously disclosed, on July 7, 2022, the Corporation was notified by the Nasdaq (the “Nasdaq Notice”) that the closing price of the Shares for the 30 consecutive Business Day period from May 23, 2022 to July 6, 2022 did not meet the Minimum Bid Price Requirement. The Nasdaq Notice has no effect on the listing of the Shares at this time, and the Shares continue to trade on the Nasdaq under the symbol “IMV”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Corporation has until January 3, 2023 to regain compliance with the Minimum Bid Price Requirement. Such compliance may be achieved through the Share Consolidation or, if at any time prior to January 3, 2023, the closing bid price of the Shares is at least US$1.00 for a minimum of ten (10) consecutive Business Days.

If the Corporation does not regain compliance prior to January 3, 2023, the Shares will be delisted from Nasdaq, but the Corporation will have the option to request a hearing to appeal the delisting determination and request additional time to regain compliance with the Minimum Bid Price Requirement. There can be no assurance that such an appeal, if made, will be granted by Nasdaq.

The Board is of the opinion that it may be in the best interests of the Corporation and the Shareholders to consolidate the Shares in order to both: (i) maintain the Nasdaq listing; and (ii) enhance the marketability of the Shares given that an increase in the price per Share could increase the interest of institutional and other investors with policies that prohibit them from purchasing stock below a minimum price.

In evaluating whether or not to recommend that Shareholders authorize the Share Consolidation, in addition to the considerations described above, the Board took into account various negative factors associated with the Share Consolidation. These factors include: losing the Corporation’s Nasdaq listing; the negative perception of consolidations held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected consolidations has subsequently declined, with a corresponding decline in market capitalization; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing the Share Consolidation:

a)

Conversely, the Board believes that the current low market price of the Shares impairs its acceptability to important segments of the investor community and investing public. Many investors look upon low-priced shares as unduly speculative in nature and, as a matter of policy, avoid investment in such shares. The Board believes that the low market price of the Shares has reduced the effective marketability of the Shares because of the reluctance of many brokerage firms to recommend low-priced shares to their clients. Further, a variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing in low-priced shares. Some of those policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that function to make the handling of low-priced shares unattractive to brokers from an economic standpoint.

b)

Additionally, the structure of trading commissions also tends to have an adverse impact upon holders of low- priced shares because the brokerage commission on a sale of low-priced shares generally represents a higher percentage of the sales price than the commission on a relatively higher-priced issue.

Although approval of the Share Consolidation is being sought at the Meeting, the Share Consolidation, if approved, will not become effective until: (i) the Board determines it to be in the Corporation’s and Shareholders’ best interests, if applicable; and (ii) articles of amendment are filed to implement the Share Consolidation. It is expected that the Share Consolidation will be effected immediately following the Meeting.

Effects of the Share Consolidation

If the Share Consolidation is approved by Shareholders and subsequently implemented, its principal effect will be to proportionately decrease the number of issued and outstanding shares by a factor equal to the consolidation ratio. At the close of business on October 27, 2022, the closing price of the Common Shares on the TSX was C$0.51 per share, the closing price of the Common Shares on the Nasdaq was US$0.37 per share, and there were 82,369,960 Common Shares issued and outstanding. Based on such number of issued and outstanding Common Shares, and without taking into account any change to the number of issued and outstanding Common Shares between October 27, 2022 and the effective date of the Share Consolidation, immediately following the completion of the Share Consolidation, there will be approximately 16,473,992 Common Shares issued and outstanding if the Board elects to use the minimum ratio of 5:1 and approximately 8,236,996 Common Shares issued and outstanding if the Board elects to use the maximum ratio of 10:1 (in each case disregarding any resulting fractional Common Shares).

The Corporation does not anticipate that the Share Consolidation will have any economic effect on Shareholders or holders of securities convertible into or exercisable to acquire Shares, except to the extent the Share Consolidation will result in fractional shares. See “Fractional Shares” below.

Post-consolidation, the Shares will continue to be listed on the Nasdaq and the Toronto Stock Exchange (“TSX”) under the symbol “IMV”. Pre-consolidation voting rights and other rights of the holders of Shares will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Shares. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Share Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Share Consolidation. The number of registered Shareholders will not be affected by the Share Consolidation.

Effect on Warrants

As of the date of this Circular, there are 11,282,465 outstanding warrants to acquire Common Shares (collectively, the “Warrants”). The terms of each of our outstanding Warrants require that adjustments be made to both the number of Common Shares underlying the Warrants as well as the applicable exercise price(s) in accordance with a specific formula set out in the Warrants. In addition, we will, in accordance with the terms of the Warrants in the event the Share Consolidation is implemented, deliver to each holder of Warrants a confirmation of the post-consolidation number of Common Shares underlying the Warrants as well as the adjusted exercise price(s).

Effect on Stock Options

As of the date of this Circular, there were 5,117,520 Options issued and outstanding under the Stock Option Plan to acquire an equal number of Common Shares. The Stock Option Plan authorizes the Board to make appropriate adjustments to any outstanding Options in the event of any change in the Common Shares through a consolidation of the Common Shares. The Board has determined that upon the implementation of the Share Consolidation, each then outstanding Option will be adjusted as follows:

  the number of unissued Common Shares that may be purchased through the exercise of an Option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation at a ratio within the range of five and 10 pre-consolidation Common Shares for every one (1) new Common Share; and

  the price for which one (1) Common Share may be purchased pursuant to the exercise of an Option will be increased in inverse proportion to the reduction in the number of Common Shares based on the Share Consolidation within the range of five and 10 pre-consolidation Common Shares for one (1) new Common Share.

Effect on Deferred Share Units Awards

As of the date of this Circular, there were 953,669 DSUs issued and outstanding, the Deferred Share Units Plan authorizes the Board to make appropriate adjustments to any outstanding DSUs in the event of any change in the Common Shares through a consolidation of the Common Shares. The Board has determined that upon the implementation of the Share Consolidation, each then outstanding DSU will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of DSU will receive upon settlement of such DSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation at a ratio within the range of five and 10 pre-consolidation Common Shares for every one (1) new Common Share.

Effect on Non-Registered Shareholders

Non-registered Shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered Shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Fractional Shares

No fractional Shares will be issued pursuant to the Share Consolidation and Shareholders will not receive any compensation in lieu thereof. Any such fractional Shares will be rounded down to the nearest whole share.

Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one (1) new post-Share Consolidation Common Share will be required to exchange their share certificates representing old pre-Share Consolidation Common Shares for new share certificates representing new post-Share Consolidation Common Shares or, alternatively, a DRS Advice/Statement representing the number of new post-Share Consolidation Common Shares they hold following the Share Consolidation. The DRS is an electronic registration system which allows shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented, the Corporation (or its transfer agent) will mail to each registered shareholder a letter of transmittal. Each registered shareholder must complete and sign a letter of transmittal after the Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s old pre-Share Consolidation Common Shares. The transfer agent will send to each registered shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new post-Share Consolidation Common Shares to which the registered shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new post-Share Consolidation Common Shares the registered shareholder holds following the Share Consolidation. Beneficial shareholders (i.e. non-registered shareholders) who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing old pre-Share Consolidation Common Shares will be deemed for all purposes to represent the number of new post-Share Consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates. The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

Other Considerations

The Corporation’s total market capitalization immediately after the proposed Share Consolidation may be lower than immediately before the proposed Share Consolidation. There are numerous factors and contingencies that could affect the Common Share price prior to or following the Share Consolidation, including the status of the market for the Common Shares at the time, the status of the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation and may be lower.

If the Share Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the Common Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Share Consolidation.

The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis. “Odd lots” may be more difficult to sell or require greater transaction costs per Common Share to sell than Common Shares held in “board lots” of even multiples of 100 Common Shares.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

Approval

At the Meeting, Shareholders will be asked to consider a special resolution (the “Consolidation Resolution”) authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Shares on the basis of not more than one (1) post-consolidation Share for every 10 pre-consolidation Shares and not less than one (1) post-consolidation Share for every five (5) pre-consolidation Shares.

Although the Board expects that the Share Consolidation will be effected immediately following the Meeting, the Board may, in its discretion, determine not to effect the Share Consolidation if it determines, subsequent to obtaining Shareholder approval, that such action is not in the best interests of the Corporation. By voting in favour of the Share Consolidation, you are expressly authorizing the Board to determine not to proceed with, and abandon, the Share Consolidation if it should so decide. The Share Consolidation will become effective at a date to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such Share Consolidation, which is expected to be immediately following the Meeting, but in any event not later than one year after the date on which the Consolidation Resolution is approved.

The Board believes that a range of Share Consolidation ratios will provide it with the flexibility to implement the Share Consolidation in a manner designed to optimize the anticipated benefits of the Share Consolidation to the Corporation and Shareholders. In determining which precise Share Consolidation ratio within the range of ratios to implement, if any, following the receipt of Shareholder approval, the Board may consider, among other things, factors such as:

  the historical trading prices and trading volume of the Shares;

  the then prevailing trading price and trading volume of the Shares and the anticipated impact of the Share Consolidation on the trading of the Shares;

  threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Shares;

  minimum listing requirements of the Nasdaq; and

  prevailing general market and economic conditions and outlook for the trading of the Shares.

To be effective, the Canada Business Corporations Act requires that the Consolidation Resolution be approved by a special resolution of the shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by shareholders present in person or by proxy at the Meeting. In addition to the approval of the shareholders, the Share Consolidation requires the approval of the TSX. The TSX has conditionally approved the proposed Share Consolidation. Such approval will be valid for one year and subject to the Corporation fulfilling standard listing conditions, including the requirement that the Corporation seek shareholder approval if it does not proceed with the Share Consolidation within one year of the TSX approval.

Shareholders are not entitled any statutory dissert rights with respect to the proposed phase consolidation.

The full text of the Consolidation Resolution approving the proposed Share Consolidation is attached to this Circular as Schedule “A”.

The Board believes that the proposed Share Consolidation is in the best interest of the Corporation and its Shareholders and unanimously recommends that Shareholders vote IN FAVOUR of the Consolidation Resolution.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the Consolidation Resolution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of October 28, 2022, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge and except as stated below or as otherwise specified in this Circular, no material transaction involving the Corporation or any of its subsidiaries has been entered into since the beginning of the Corporation’s most recently completed financial year ended December 31, 2021, or are proposed to be entered into, in which any director or executive officer of the Corporation, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Shares or any director or executive officer of such persons or of any subsidiary of the Corporation or any proposed director of the Corporation and each of their associates or affiliates has had or expects to have a direct or indirect material interest.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Additional information with respect to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.imvaccine.com. Copies of the Corporation’s financial statements and management discussion and analysis (“MD&A”) are available on request from the Secretary of the Corporation or by consulting the SEDAR web site at www.sedar.com. Financial information of the Corporation is provided in its comparative financial statements and MD&A for the Corporation’s most recently completed period.

APPROVAL OF THE CIRCULAR

The content and transmission of this Circular have been approved by the Board.

Dartmouth, Nova Scotia, October 28, 2022.

By Order of the Board of Directors

(s) Brittany Davison
Ms. Brittany Davison
Chief Accounting Officer
and Corporate Secretary

SCHEDULE “A”
SHAREHOLDERS’ RESOLUTION

Share Consolidation

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

pursuant to the Canada Business Corporations Act (the “CBCA”), the articles of IMV Inc. (the “Corporation”) be amended to consolidate all of the issued and outstanding common shares (the “Shares”), on the basis of not more than one (1) post-consolidation Share for every 10 pre- consolidation Shares and not less than one (1) post-consolidation Share for every five (5) pre- consolidation Shares, effective as at the discretion of the board of directors of the Corporation (the “Board”);

2.

the Board be and is hereby authorized to revoke, without further approval of the shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and

3.

any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, including but not limited to, the filing of articles of amendment under the CBCA, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR:

NORTH AMERICAN TOLL FREE:
1-877-452-7184

OUTSIDE NORTH AMERICA:
1-416-304-0211

EMAIL: ASSISTANCE@LAURELHILL.COM